SMIC OFFERS CPF-BASED CADENCE LOW-POWER
DIGITAL REFERENCE FLOW

SMIC Joins Power Forward Initiative; Brings New Solution to Enable Customers to Design 90-NM
Low-Power Chips Targeted for Fabrication at SMIC

SHANGHAI, China and SAN JOSE, Calif., Oct. 24, 2007 — Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and SEHK: 0981.HK) one of the leading foundries in the world, and Cadence Design Systems, Inc. (NASDAQ: CDNS), the leader in global electronic-design innovation, today announced that SMIC is offering a Common Power Format (CPF)-based 90-nanometer low-power digital reference flow and CPF-compliant libraries. SMIC also announced that it has joined the Power Forward Initiative (PFI).

The new flow uses intellectual property developed by SMIC and employs the Cadence Design Systems, Inc. (NASDAQ: CDNS) Low-Power Solution, which is designed to increase productivity, manage design complexity, and shorten time to market. This flow is the result of a joint effort by Cadence® and SMIC further strengthening their relationship and speeding up low-power designs for their mutual customers who face low-power design challenges.

The SMIC reference flow (3.2), employing Cadence technology, is a complete CPF-enabled RTL-to-GDSII low-power flow aimed at efficient energy use for 90-nanometer system-on-chip designs. It incorporates SMIC 90-nanometer logic low leakage 1P9M 1.2/1.8/2.5V generic process and commercial low-power library support. The flow features power awareness throughout all necessary design steps including logic synthesis, simulation, design for test, equivalence checking, silicon virtual prototyping, physical implementation, and complete signoff analysis.

“Joining the Power Forward Initiative shows our support for this industry-wide low-power effort and our pursuit of bringing advanced low-power solutions to our end users,” said David Lin, senior director, Design Services Division at SMIC. “As advanced process nodes continue to shrink beyond 90 nanometers, two key issues have emerged: manufacturability and testability. The SMIC reference flow, based on the Si2 standard CPF, is a response to these issues.This gives us an efficient high-yield process that delivers the highest quality of silicon.”

“Cadence welcomes SMIC as a new member of the Power Forward Initiative and their commitment to the success of the industry,” said Dr. Chi-Ping Hsu, corporate vice president, IC Digital and Power Forward at Cadence. “It is critical for the semiconductor industry to work closely together to advance low-power technologies, design, and production solutions.”

CPF is an Si2-approved standard format for specifying power-saving techniques early in the design process—enabling sharing and reuse of low-power intelligence. The Cadence Low-Power Solution is the industry’s first complete flow that integrates logic design, verification, and implementation with the Si2-standard Common Power Format.

About Power Forward Initiative
The Power Forward Initiative, which has more than 20 member companies, is an industry initiative sponsored by Cadence and has the goal of enabling the design and production of more power-efficient electronic devices. The initiative includes companies representing a broad cross section of the design chain including system, semiconductor, foundry, IP, EDA, ASIC, and design services companies. CPF was contributed by Cadence to the Si2 Low Power Coalition in December 2006 and CPF 1.0 is now available as an Si2 standard to the industry at large.

Safe Harbor Statements
(Under the U.S. Private Securities Litigation Reform Act of 1995)
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” in the Company’s Annual Report on Form 20-F filed on June 29, 2007 with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35um to 90nm and finer line technologies. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) under pilot production and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab under construction in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com

About Cadence

Cadence enables global electronic-design innovation and plays an essential role in the creation of today’s integrated circuits and electronics. Customers use Cadence® software and hardware, methodologies, and services to design and verify advanced semiconductors, consumer electronics, networking and telecommunications equipment, and computer systems. Cadence reported 2006 revenues of approximately $1.5 billion, and has approximately 5,200 employees. The company is headquartered in San Jose, Calif., with sales offices, design centers, and research facilities around the world to serve the global electronics industry. More information about the company, its products, and services is available at www.cadence.com.

Press Contact:
Reiko Chang
SMIC Shanghai
Corporate Relations
+86 21 5080 2000 ext 10544
E-mail: PR@smics.com

Lily Yang
Cadence Design Systems, Inc.
+86 21 61222358
E-mail: lilyyang@cadence.com